Reliance Natural Resources

Anil Dhirubhai Ambani Group



10015607

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

SUPPL

April 22, 2010

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub : Disclosures made to Indian Stock Exchanges

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 22, 2010 intimating the date of Board meeting to consider and approve the Audited Financial Results of the Company for the year ended March 31, 2010.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl.:



RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 22, 2010

National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38, 66418124 / 25 / 26
email: cmlist@nse.co.in
NSE Symbol : RNRL

Dear Sirs

Sub.: Board meeting to consider the audited financial results for 2009-10

Further to our letter dated April 21, 2010, kindly note that the board meeting to consider the audited financial results for the year ended March 31, 2010 has been postponed and will now be held on Friday, May 14, 2010.

Kindly bring the above to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 22, 2010

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013
Facsimile: 22723121, 2272 2037, 2272 2039
email : Corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sirs

Sub.: **Board meeting to consider the audited financial results for 2009-10**

Further to our letter dated April 21, 2010, kindly note that the board meeting to consider the audited financial results for the year ended March 31, 2010 has been postponed and will now be held on Friday, May 14, 2010.

Kindly bring the above to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary